                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1.   Press release re MTS Announces Fourth Quarter 2006 and Annual
          Financial Results, dated February 7, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MER TELEMANAGEMENT SOLUTIONS LTD.
                                               (Registrant)

                                               By: /s/ Eytan Bar
                                               -----------------
                                               Eytan Bar
                                               President and
                                               Chief Executive Officer

Date: February 7, 2007

         MTS ANNOUNCES FOURTH QUARTER 2006 AND ANNUAL FINANCIAL RESULTS

RA'ANANA, ISRAEL - FEBRUARY 7, 2007 - MTS - MER TELEMANAGEMENT SOLUTIONS LTD.
(NASDAQ CAPITAL MARKET: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing
(CC&B) solutions, today announced its financial results for the fourth quarter of 2006 and the year ended December 31, 2006.

Revenues for the fourth quarter of 2006 were $2.9 million, compared with revenues of $3.0 million in the fourth quarter of 2005. Revenues for the twelve month period ended December 31, 2006 were $11.0 million, compared with revenues of $11.6 million for the 2005 twelve month period.

Operating income for the fourth quarter of 2006 was $17,000 compared with a loss of $225,000 in the fourth quarter of 2005. Operating loss for the twelve month period ended December 31, 2006 decrease 61% to $1.7 million, compared with a loss of $4.3 million for the 2005 twelve month period.

Net profit for the fourth quarter was $50,000 or $0.01 per diluted share, compared with a net loss of $335,000 or ($0.06) per diluted share in the fourth quarter of 2005. Net loss for the twelve month period ended December 31, 2006 decline by 64% to $1.5 million, or ($0.27) per diluted share, compared with a net loss of $4.2 million or ($0.83) per diluted share for the 2005 twelve month period.

MTS ended the fourth quarter with an accumulated backlog of orders of approximately $1.3 million. The backlog represents orders booked but not yet recognized as revenue as of December 31, 2006.

Mr. Eytan Bar, President and CEO of MTS said "In the last few years MTS invested in its growth strategy plan which relies on our telecom expense management (TEM)
and billing solutions. In 2006, we successfully established new partnerships with NEC to provide our TEM solution and with an additional major network vendor to provide our IPTV and convergent billing solutions.

In the last two years we successfully implemented our new billing and interconnect solutions worldwide and we started to gain market recognition which exposes us to new market opportunities and increases our chances of closing new contracts. We started implementations of our TEM solution for several customers in the US and Europe in 2006 and we are about to complete them during 2007.

In 2006, we expanded our presence in the US telemanagement market by acquiring
TelSoft Solutions, a California based telemanagement solutions company. We believe that their large customer installed base in the US is a key to our success with our new TEM offerings.

     "We see the market opportunities and are ready to leverage our solutions.
We are looking forward to improve both our top and bottom line performance,"
concluded Mr. Bar.

CONFERENCE CALL INFORMATION

MTS will conduct a teleconference to discuss the fourth quarter results on
Wednesday, February 7 at 11:00 a.m Eastern Time/6:00 p.m Israel time.

     To access the conference call, please dial +1-800-896-8445 (U.S.),
+1-785-830-1916 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #MULTIVU

     A replay of the call will be available from February 7 through 11:59 p.m.
EST on February 14. To access the replay, please dial +1-800-753-5575.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a global provider of business support systems for comprehensive telecommunication management and customer care &
billing solutions. MTS' business support system is a full-featured customized solution for telecommunications management, Interconnect and customer care &
billing. Its telecommunications expense management solution is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology operations, and to significantly reduce associated costs. Its service providers and carriers solutions are used to support sophisticated billing, web-based self-provisioning, partners management and interconnect billing.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the
United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with
Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ
Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

CONTACTS:

COMPANY:

Shlomi Hagai
Corporate COO & CFO
Tel: +972-9-762-1733
Email: shlomi.hagai@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                         DECEMBER 31,
                                                                                     ------------------
                                                                                      2005       2006
                                                                                     -------    -------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                          $ 3,191    $ 1,474
  Short term bank deposits                                                                 -        100
  Marketable securities                                                                  132        159
  Trade receivables (net of allowance for doubtful accounts
    of $ 402 and $ 505 at December 31, 2005 and 2006,
    respectively)                                                                      1,895      2,876
  Unbilled receivables                                                                   104        214
  Other accounts receivable and prepaid expenses                                         491        763
  Inventories                                                                            181        138
                                                                                     -------    -------

TOTAL current assets                                                                   5,994      5,724
                                                                                     -------    -------

LONG-TERM ASSETS:
  Investments in an affiliate                                                          1,615      1,598
  Long-term loans, net of current maturities                                               3          -
  Severance pay fund                                                                     478        673
  Other investments                                                                      347        366
                                                                                     -------    -------

TOTAL long-term assets                                                                 2,443      2,637
                                                                                     -------    -------

PROPERTY AND EQUIPMENT, NET                                                              571        439
                                                                                     -------    -------

OTHER ASSETS:
  Goodwill                                                                             3,700      4,119
  Other intangible assets, net                                                           993      1,639
  Deferred income taxes                                                                  115        166
                                                                                     -------    -------

TOTAL other assets                                                                     4,808      5,924
                                                                                     -------    -------

TOTAL assets                                                                         $13,816    $14,724
                                                                                     =======    =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                     DECEMBER 31,
                                                                                ---------------------
                                                                                  2005         2006
                                                                                --------     --------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term bank credit                                                        $      -     $      4
  Current maturities on bank loan                                                      -          417
  Trade payables                                                                     735          510
  Accrued expenses and other liabilities                                           2,306        2,458
  Deferred revenues                                                                  888        1,545
                                                                                --------     --------

TOTAL current liabilities                                                          3,929        4,934
                                                                                --------     --------

LONG-TERM LIABILITIES:
  Long term bank loan                                                                  -          583
  Accrued severance pay                                                              713          946
                                                                                --------     --------

TOTAL long-term liabilities                                                          713        1,529
                                                                                --------     --------

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
      December 31, 2005 and 2006; Issued: 5,744,304 and 5,784,645 shares at
      December 31, 2005 and 2006, respectively; Outstanding: 5,733,504 and
      5,773,645 shares at December 31, 2005 and 2006, respectively                    17           17
  Additional paid-in capital                                                      15,966       16,109
  Treasury shares (10,800 Ordinary shares at December 31, 2005 and 2006)             (29)         (29)
  Deferred stock compensation                                                       (142)           -
  Accumulated other comprehensive income (loss)                                      (75)         254
  Accumulated deficit                                                             (6,563)      (8,090)
                                                                                --------     --------

TOTAL shareholders' equity                                                         9,174        8,261
                                                                                --------     --------

TOTAL liabilities and shareholders' equity                                      $ 13,816     $ 14,724
                                                                                ========     ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                            YEAR ENDED                 THREE MONTHS ENDED
                                                            DECEMBER 31,                   DECEMBER 31,
                                                   ---------------------------     ---------------------------
                                                      2005             2006           2005             2006
                                                   -----------     -----------     -----------     -----------

Revenues                                           $    11,563     $    11,039     $     3,012     $     2,869
Cost of revenues                                         3,802        (*)3,355             848         (**)714
                                                   -----------     -----------     -----------     -----------

Gross profit                                             7,761           7,684           2,164           2,155
                                                   -----------     -----------     -----------     -----------

Operating expenses:
  Research and development, net                          4,395        (*)3,633             953         (**)760
  Selling and marketing                                  4,797        (*)3,078             916         (**)681
  General and administrative                             2,830        (*)2,651             520         (**)697
                                                   -----------     -----------     -----------     -----------

TOTAL operating expenses                                12,022           9,362           2,389           2,138
                                                   -----------     -----------     -----------     -----------

Operating income (loss)                                 (4,261)         (1,678)           (225)             17
Financial income (expenses), net                            53             (54)            (43)             (5)
                                                   -----------     -----------     -----------     -----------

Income (loss) before taxes on income                    (4,208)         (1,732)           (268)             12
Taxes on income                                            (10)             46             (10)             49
                                                   -----------     -----------     -----------     -----------

Loss before equity in earnings of affiliate             (4,218)         (1,686)           (278)             61
Equity in earnings (losses) of affiliate                     2             159             (57)            (11)
                                                   -----------     -----------     -----------     -----------

Net income (loss)                                  $    (4,216)    $    (1,527)    $      (335)    $        50
                                                   ===========     ===========     ===========     ===========

Net earnings (loss) per share:

Basic and diluted net earnings (loss) per
Ordinary share                                     $     (0.83)    $     (0.27)    $     (0.06)    $      0.01
                                                   ===========     ===========     ===========     ===========

Weighted average number of Ordinary shares used
   in computing basic net earnings (loss) per
   share                                             5,092,117       5,762,311       5,724,504       5,773,845
                                                   ===========     ===========     ===========     ===========

Weighted average number of Ordinary shares used
   in computing diluted net earnings (loss) per
   share                                             5,092,117       5,762,311       5,724,504       5,800,192
                                                   ===========     ===========     ===========     ===========

     (*)  Including stock-based employee compensation in the amounts of $ 21, $
          101, $ 17 and $ 71 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

     (**) Including stock-based employee compensation in the amounts of $1, $19,
          $3 and $12 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.